UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File No. 001-40997

BRIGHT MINDS BIOSCIENCES INC.
(Translation of registrant's name into English)

400 N Aberdeen St Suite 900 Chicago, IL 60642 (U.S. Corporate headquarters)	1122 Mainland St #228 Vancouver, BC V6B 5L1 (Canadian Corporate headquarters)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ ]  Form 40-F [ X ]

On January 7, 2026, Bright Minds Biosciences Inc. (the "Company"), Piper Sandler & Co. ("Piper Sandler") and Cantor Fitzgerald & Co. ("Cantor") mutually agreed to terminate the Equity Distribution Agreement, dated August 25, 2025, between the Company, Piper Sandler and Cantor, effective January 7, 2026.

INCORPORATION BY REFERENCE

The disclosure in this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into our (a) registration statement on Form F-3 (File No. 333-284694) filed on February 5, 2025, and (b) registration statement on Form F-3 (File No. 333-289851) filed on August 26, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHT MINDS BIOSCIENCES INC.

/s/ Ryan Cheung
Ryan Cheung
Chief Financial Officer

Date:  January 7, 2026